UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
Commission File Number: 001-40046
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Core Scientific, Inc.
Full Name of Registrant
Former Name if Applicable

210 Barton Springs Road, Suite 300
Address of Principal Executive Office (Street and Number)

Austin, Texas
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Core Scientific, Inc. (the “Company” or the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (the “Q2 Form 10-Q”) with the Securities and Exchange Commission (“SEC”) within the prescribed time period.
At June 30, 2022, the Company had, before considering goodwill impairment, $1.06 billion of recognized goodwill, acquired through previous mergers and acquisitions. The Company performs assessments of goodwill impairment at the reporting unit level at least annually or more frequently when events or circumstances indicate the carrying value of a reporting unit is, more likely than not, in excess of its fair value. The Company’s annual testing date is October 31st each year. During the period ending June 30, 2022, the Company identified indicators of impairment due to recent adverse changes in the economy, industry, and business climate, including: the sustained decrease in the price of bitcoin, the increasing cost of financing and the increased volatility of equity markets and the market prices of the Company’s securities. The Company concluded that an interim assessment of its carrying value of goodwill is necessary as of June 30, 2022. The Company has determined that it is likely that the carrying value of the Registrant’s recognized goodwill is in excess of its estimated fair value and that goodwill will be impaired to its estimated fair value.
This assessment of goodwill must be concluded to complete the Registrant’s interim financial statements that are to be included in the Q2 Form 10-Q. The complexity of the analysis, including the impact of recent events within the blockchain and digital including bitcoin has caused delay in finalizing the Registrant’s estimates of fair value necessary for the completion of its interim financial statements.
As a result of the delays described above, the Registrant requires additional time beyond its prescribed due date for the filing of its Quarterly Report to fully complete its procedures and estimates relating to its assessment of recognized goodwill. Despite working diligently in an effort to timely file its Q2 Form 10-Q, the Company has been unable to complete all work necessary to timely file its Q2 Form 10-Q.
The Registrant expects to file the Quarterly Report within the five-day extension following the due date under the relief provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Denise Sterling	650	766-6599
	(Name)	(Area code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements'' within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, those related to the impact of the assessment of the Company’s goodwill on certain historical financial statements and the Company’s expected timing for filing its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022. These statements are provided for illustrative purposes only and are based on various assumptions, whether or not identified in this Form 12b-25, and on the current expectations of the Company’s management. These forward-looking statements are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to a number of risks and uncertainties, including those identified in the Company’s reports filed with the U.S. Securities and Exchange Commission, and if any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Accordingly, undue reliance should not be placed upon the forward-looking statements.
Core Scientific, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 16, 2022	By:	/s/ Denise Sterling
Name: Denise Sterling
Title: Chief Financial Officer